Filed Pursuant to Rule 424(b)(5)

Registration No. 333-232798

Supplement No. 1 to Prospectus Supplement dated November 7, 2019

(To prospectus dated August 1, 2019)

Up to $8,030,917

Shares of Common Stock

This supplement no. 1, dated March 3, 2020, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated November 7, 2019, which together with the accompanying prospectus dated August 1, 2019 we refer to as the prospectus, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated November 6, 2019 we entered into with A.G.P. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

Based on the offering limitations applicable to us under General Instruction I.B.6. of Form S-3 and our public float as of the date of the prospectus (which was approximately $11 million), the prospectus contemplated that we could offer and sell, from time to time, shares of our common stock having an aggregate gross sales price of up to $3,673,159 pursuant to the prospectus.

As of March 3, 2020, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, is approximately $24 million (approximately $13 million higher than our public float as of the date of the prospectus), which amount is based on 34,917,034 outstanding shares of common stock held by non-affiliates and a per share price of $0.69, which was the last reported sale price of our common stock on The Nasdaq Capital Market on February 28, 2020. Accordingly, under the terms of the sales agreement, we may offer and sell through the prospectus, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $8,030,917 from time to time to or through A.G.P., acting as our sales agent. We have sold $3,658,718 of securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period that ends on and includes the date of this supplement. As a result of such prior sales, as of the date of this supplement, shares of common stock having an aggregate gross sales price of up to $4,372,199 remain available for offer and sale under the sales agreement through the prospectus, as amended and supplemented by this supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “RTTR.” The last reported sale price of our common stock on The Nasdaq Capital Market on March 2, 2020 was $0.61 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is March 3, 2020